Exhibit 99.3

Meten EdtechX Closes $40 Million Underwritten Public Offering of Ordinary Shares

SHENZHEN, China, May 26, 2021 – Meten EdtechX Education Group Ltd. ("Meten Edtech X" or the "Company") (NASDAQ: METX), one of the leading omnichannel English language training (“ELT”) service providers in China, today announced the closing of an underwritten public offering (the “Offering”) with gross proceeds to the Company of $40 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Offering included 40,000,000 of the Company’s ordinary shares at the public offering price of $1.00 per share. The Company intends to use the net proceeds from this Offering for working capital and general corporate purposes.

The Company has also granted the underwriter a 45-day option to purchase up to an additional 15% of the number of ordinary shares offered in the Offering to cover over-allotments, if any, which would increase the total gross proceeds of the offering to approximately $46 million, if the over-allotment option is exercised in full.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-3 (No. 333-256087) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on May 21, 2021. A final prospectus supplement and accompanying prospectus describing the terms of the Offering have been filed with the SEC and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Meten EdtechX Education Group Ltd.

Meten EdtechX is one of the leading ELT service providers in China, delivering English language and skills training for Chinese students and professionals. Through a sophisticated digital platform and a nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). The Company offers superior teaching quality and student satisfaction, served by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time. The Company is committed to improving the overall English language competence of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit: https://investor.metenedu-edtechx.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Ascent Investor Relations LLC

Tina Xiao

+1 917-609-0333

tina.xiao@ascent-ir.com